# Legion M Entertainment, Inc.

## A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2017 and 2016

# Legion M Entertainment, Inc.

## TABLE OF CONTENTS



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

## INDEPENDENT AUDITOR'S REPORT

**Report on the Financial Statements**

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2017 and for the period from March 4, 2016 (inception) to December 31, 2016, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and for period from March 4, 2016 (inception) to December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matters**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained a net losses of $1,922,699 and $1,272,622 in the periods ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $3,195,321 as of December 31, 2017. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

*Artesian CPA, LLC*

Denver, Colorado
May 2, 2018

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**Legion M Entertainment, Inc.**
**Balance Sheets**
**As of December 31, 2017 and 2016**

| | | As of December 31, 2017 | | As of December 31, 2016 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash | $ | 611,755 | $ | 638,309 |
| Other receivable | | 58,131 | | 1,000 |
| Subscriptions receivable in escrow | | 74,691 | | - |
| Inventory | | 11,471 | | 8,432 |
| Prepaid expenses | | 65,976 | | 10,000 |
| Total current assets | | 822,024 | | 657,741 |
| | | | | |
| Non-Current assets: | | | | |
| Property and equipment, net | | 28,419 | | 36,548 |
| Investments in productions | | 303,791 | | - |
| Total non-current assets | | 332,210 | | 36,548 |
| TOTAL ASSETS | $ | 1,154,234 | $ | 694,289 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 58,923 | $ | 91,146 |
| Deferred revenue | | 10,343 | | - |
| Note payable to related party | | - | | 8,374 |
| Accrued expenses | | 10,131 | | 8,935 |
| Total current liabilities | | 79,397 | | 108,455 |
| Total liabilities | | 79,397 | | 108,455 |
| | | | | |
| Stockholders' equity: | | | | |
| Class A common stock, $0.0001 par, 17,000,000 authorized, 447,818 and 170,503 issued and outstanding at December 31, 2017 and 2016, respectively | | 44 | | 17 |
| Class B common stock, $0.0001 par, 3,000,000 authorized, 1,639,243 issued and outstanding, 981,258 vested at December 31, 2017 and 1,643,688 issued and outstanding, 584,104 vested at December 31, 2016 | | 165 | | 165 |
| Additional paid-in capital | | 4,269,949 | | 1,858,274 |
| Accumulated deficit | | (3,195,321) | | (1,272,622) |
| Total stockholders' equity | | 1,074,837 | | 585,834 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 1,154,234 | $ | 694,289 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

**Legion M Entertainment, Inc.**
**Statements of Operations**
**For the year ended December 31, 2017 and the period from March 4, 2016 (inception) to December 31, 2016**

| | For the year ended December 31, 2017 | For period ended December 31, 2016 |
|---|---|---|
| Revenue | $ 415,372 | $ 23,096 |
| Costs of net revenues | 257,156 | 16,684 |
| Gross profit | 158,216 | 6,412 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | 990,143 | 456,547 |
| Sales and marketing | 510,359 | 240,228 |
| Independent contractors | 131,879 | 185,964 |
| Professional fees | 96,877 | 89,645 |
| Travel expenses | 97,676 | 86,357 |
| General and administrative | 46,581 | 21,047 |
| Depreciation | 9,344 | 6,003 |
| Bad debt | 198,000 | - |
| Total operating expenses | 2,080,859 | 1,085,791 |
| Loss from operations | (1,922,643) | (1,079,379) |
| | | |
| Other expenses: | | |
| Interest expense | 56 | 10,988 |
| Interest expense - conv. note discount | - | 182,255 |
| Total other expenses | 56 | 193,243 |
| Net loss | $ (1,922,699) | $ (1,272,622) |
| | | |
| Weighted average common shares: | | |
| Basic and Diluted | 1,914,466 | 1,596,578 |
| | | |
| Earnings per share: | | |
| Basic and Diluted | $ (1.00) | $ (0.80) |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

**Legion M Entertainment, Inc.**
**Statements of Changes in Stockholders' Equity**
**For the year ended December 31, 2017 and the period from March 4, 2016 (inception) to December 31, 2016**

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in-Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount | | | |
| Balance at March 4, 2016 | - | $ - | - | $ - | $ - | $ - | $ - |
| Common stock issuances: | | | | | | | |
| Class A ($0.0001 par, $7.00 issue) | 170,503 | 17 | - | - | 1,193,504 | - | 1,193,521 |
| Class B ($0.0001 par, $0.0001 issue) | - | - | 50,000 | 5 | - | - | 5 |
| Class B ($0.0001 par, $0.001 issue) | - | - | 1,496,040 | 150 | 1,346 | - | 1,496 |
| Conversion of notes payable: | | | | | | | |
| $4.90 Conversion | - | - | 86,788 | 9 | 425,253 | - | 425,262 |
| $7.00 Conversion | - | - | 10,860 | 1 | 76,019 | - | 76,020 |
| Discount on conversion of convertible notes payable | - | - | - | - | 182,255 | - | 182,255 |
| Stock based compensation | - | - | - | - | 118,706 | - | 118,706 |
| Fair value of warrants | - | - | - | - | 62,920 | - | 62,920 |
| Offering costs | - | - | - | - | (201,729) | - | (201,729) |
| Net loss | - | - | - | - | - | (1,272,622) | (1,272,622) |
| Balance at December 31, 2016 | 170,503 | $ 17 | 1,643,688 | $ 165 | $ 1,858,274 | $ (1,272,622) | $ 585,834 |
| Common stock issuances: | | | | | | | |
| Class A ($0.0001 par, $7.47 issue) | 272,870 | $ 27 | - | $ - | $ 2,038,312 | $ - | 2,038,339 |
| Conversion of Class B to Class A | 4,445 | - | (4,445) | - | - | - | - |
| Stock based compensation | - | - | - | - | 340,698 | - | 340,698 |
| Fair value of warrants | - | - | - | - | 113,779 | - | 113,779 |
| Offering costs | - | - | - | - | (81,114) | - | (81,114) |
| Net loss | - | - | - | - | - | (1,922,699) | (1,922,699) |
| Balance at December 31, 2017 | 447,818 | $ 44 | 1,639,243 | $ 165 | $ 4,269,949 | $ (3,195,321) | $ 1,074,837 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

**Legion M Entertainment, Inc.**
**Statements of Cash Flows**
**For the year ended December 31, 2017 and the period from March 4, 2016 (inception) to December 31, 2016**

| | For the Year December 31, 2017 | For the Period December 31, 2016 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (1,922,699) | $ (1,272,622) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 9,344 | 6,003 |
| Stock compensation expense | 340,698 | 118,706 |
| Fair value of warrants issued for marketing services | 113,779 | 62,920 |
| Interest on convertible notes payable | - | 6,983 |
| Discount on conversion of convertible notes payable | - | 182,255 |
| Changes in operating assets and liabilities: | | |
| Increase in other receivables | (57,131) | (1,000) |
| Increase in inventory | (3,039) | (8,432) |
| Increase in prepaid expenses | (55,976) | (10,000) |
| Decrease in accounts payable | (32,223) | 91,146 |
| Increase in deferred revenue | 10,343 | - |
| Increase in accrued expenses | 1,196 | 8,935 |
| Net cash used in operating activities | (1,595,708) | (815,106) |
| | | |
| **Cash flows from investing activities** | | |
| Purchase of property and equipment | (1,215) | (42,551) |
| Investments in productions | (303,791) | - |
| Net cash used in investing activities | (305,006) | (42,551) |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of Class A common stock | 1,963,648 | 1,193,521 |
| Proceeds from issuance of Class B common stock | - | 1,501 |
| Offering costs | (81,114) | (201,729) |
| Proceeds from convertible notes issuances | - | 494,299 |
| Proceeds from note payable to related party | - | 33,000 |
| Principal payments on note payable to related party | (8,374) | (24,626) |
| Net cash provided by financing activities | 1,874,160 | 1,495,966 |
| Net change in cash | (26,554) | 638,309 |
| | | |
| Cash at beginning of period | 638,309 | - |
| Cash at end of period | $ 611,755 | $ 638,309 |
| | | |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid for interest | $ 56 | $ 4,005 |
| | | |
| **Supplemental disclosure of non-cash financing activities** | | |
| Conversion of convertible notes payable | $ - | $ 501,282 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016**
**(inception) to December 31, 2016**

## NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries and empower fans to be a part of the content they love. The Company intends to develop a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $415,372 and $23,096 for the periods ending December 31, 2017 and 2016, respectively. The Company's activities since inception have consisted of formation activities, R&D, raising capital, business development, developing the initial slate of projects, establishing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

## NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, and has sustained net losses of $1,922,699 and $1,272,622 for the periods ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the Company has current assets that exceed current liabilities by $742,627 which should fund at least six more months of operations. Furthermore, the Company has expected near-term revenue from various projects. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2017 and 2016 the cash balance exceeded the FDIC insured limits by $361,755 and $388,191 respectively.

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016 (inception) to December 31, 2016**

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. During the year ended December 31, 2017, an account receivable was determined to be uncollectable and a bad debt loss of $198,000 was recorded. As of December 31, 2017 and 2016, no associated allowances for doubtful accounts were established.

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2017 and 2016 were $11,471 and $8,432, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016**
**(inception) to December 31, 2016**

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2017 and 2016. Property and equipment additions totaled $1,215 and $42,551 for the periods ended December 31, 2017 and 2016, respectively. Depreciation expense totaled $9,344 and $6,003 for the year ended December 31, 2017 and the period from March 4, 2016 (inception) to December 31, 2016, respectively.

|  | As of December 31, 2017 | As of December 31, 2016 |
|---|---|---|
| Original Cost | $ 43,766 | $ 42,551 |
| Accumulated Depreciation | 15,347 | 6,003 |
| Book Value | $ 28,419 | $ 36,548 |

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016**
**(inception) to December 31, 2016**

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Revenue totaled $415,372 and $23,096 for the periods ended December 31, 2017 and 2016, respectively. While revenue for the period ended December 31, 2017 included revenue from sponsorships, event tickets, and branded merchandise retail sales, revenue for the period ended December 31, 2016 was primarily merchandise sales.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016**
**(inception) to December 31, 2016**

positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company's 2016 inception only Tax returns for 2016 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2017 and 2016, the Company had total taxable net operating loss carryforwards of approximately $2,694,211 and $997,718, respectively. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset as of December 31, 2017 and 2016 of approximately $1,292,838 and $480,845, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2017 and 2016. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2017 and 2016.

|  | As of<br>December 31, 2017 | As of<br>December 31, 2016 |
|---|---|---|
| Federal income tax rate | 34.00% | 34.00% |
| State income tax rate, net of federal benefit | 5.80% | 5.80% |
| Valuation allowance | -39.8% | -39.8% |
| Effective tax rate | 0% | 0% |

|  | As of<br>December 31, 2017 | As of<br>December 31, 2016 |
|---|---|---|
| Deferred tax assets: |  |  |
| Stock based compensation | $ 183,001 | $ 47,245 |
| Organizational costs | 32,480 | 36,508 |
| Deferred revenue | 4,134 | - |
| Net operating loss carryforward | 1,073,223 | 397,092 |
| Net deferred tax assets | 1,292,838 | 480,845 |
| Less: Valuation allowance | (1,292,838) | (480,845) |
| Net deferred tax asset | $ - | $ - |

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21%

**Legion M Entertainment, Inc.**
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016
(inception) to December 31, 2016

effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the periods ended December 31, 2017 and 2016, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

|  | As of December 31, 2017 | As of December 31, 2016 |
|---|---|---|
| Warrants | 32,000 | 27,000 |
| Options | 279,242 | 219,772 |
| Total dilutive securities | 311,242 | 246,772 |

As all potentially dilutive securities are anti-dilutive as of December 31, 2017 and 2016, diluted net loss per share is the same as basic net loss per share for each year.

**NOTE 4: CONVERTIBLE NOTES PAYABLE**

The Company issued convertible notes payable between March 31, 2016 and August 14, 2016 with aggregate principal amounts of $494,299. The majority of the notes accrued simple interest at 5% per annum through the maturity date. The notes were set to mature on April 1, 2018, at which time, and any time thereafter, principal and accrued interest are payable at the Company's election or on demand by the note holder. The notes were a general unsecured obligation of the Company. Interest accrued during the inception period on one of the notes was included in the principal amount of the note and the associated expense was recorded by the Company as interest expense for the period the note was held in the name of the related party. Prior to this convertible note being issued, the note holder made a loan to a related party to fund development activities, as discussed in Note 7. On March 31, 2016 this convertible note was issued directly with the Company replacing the previous note to the related party and was recorded as a convertible note on the Company's balance sheet.

On August 14, 2016, the date of closing of the Regulation Crowdfunding offering, all convertible notes, inclusive of accrued and unpaid interest totaling $501,281 in aggregate, were converted to 97,648 shares of Class B Common Stock. Of those, 10,860 were converted at $7.00 per share and 86,788 were converted at $4.90 per share, representing a 30% discount. The discount from the intrinsic value of the convertible notes' beneficial conversion features totaling $182,255 was recognized to interest expense and additional paid-in capital on the conversion date as the conversion was simultaneous with resolution of the contingent event triggering convertibility. As of December 31, 2017 and 2016, there are no convertible notes payable or related accrued interest payable outstanding.

## NOTE 5: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2017 and 2016, 981,258 and 584,104 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2017 and 2016, these unvested shares vest over a weighted average period of 1.8 years and 2.7 years, respectively.

Additionally, as discussed in Note 4, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings was $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company received partial gross proceeds disbursement of funds committed from these equity offerings during the year ended December 31, 2017 of $1,963,648. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance as of December 31, 2017 and 2016, was $74,691 and $0, respectively.

As of December 31, 2017 and 2016, the Company had 447,818 and 170,503 of Class A Common Stock and 1,639,243 and 1,643,688 of Class B Common Stock issued and outstanding, all respectively.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016 (inception) to December 31, 2016

## NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2017 and 2016, there were 474,718 and 534,188 options available for issuance, respectively.

As of December 31, 2017 and 2016, the Company had issued and outstanding 279,242 and 219,772 options to purchase Class B Common Stock under the Plan, respectively.

| Grant date | April 2016 | October 2016 | June 2017 | August 2017 | October 2017 | November 2017 | Weighted Average |
|---|---|---|---|---|---|---|---|
| Options granted | 59,000 | 160,772 | 24,800 | 19,670 | 12,000 | 3,000 | 279,242 |
| Options forfeited or exercised | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Weighted average vesting(months) | 70 | 40 | 22 | 59 | 24 | 20 | 45 |
| Weighted average exercise price | $0.01 | $7.00 | $7.47 | $7.47 | $7.47 | $7.47 | $5.62 |

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The options expire 10 years after the date of grant. As of December 31, 2017, 101,607 of the outstanding options had vested with a weighted average exercise price of $5.22. As of December 31, 2016, 22,666 of the outstanding options had vested with a weighted average exercise price of $3.61. The remaining outstanding options will vest over a weighted average period of 40 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2017 are as follows:

| Grant date | April 2016 | October 2016 | June 2017 | August 2017 | October 2017 | November 2017 | Weighted Average |
|---|---|---|---|---|---|---|---|
| Risk free interest rate | 1.22% | 1.24% | 1.77% | 1.77% | 1.91% | 2.04% | 1.36% |
| Expected dividend yield | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Expected volatility | 0.6 | 0.6 | 0.6 | 0.6 | 0.6 | 0.6 | 0.6 |
| Expected life (years) | 5.00 | 5.00 | 5.00 | 5.00 | 5.00 | 5.00 | 5.00 |
| Fair value at grant date | $6.99 | $3.59 | $3.88 | $3.88 | $3.90 | $3.91 | $4.37 |

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $340,698 and $118,706 for the periods ending December 31, 2017 and 2016, respectively.

Unrecognized share-based compensation expense was $761,251 and $870,875 as of December 31, 2017 and 2016, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 40 months and 44 months as of December 31, 2017 and 2016, respectively.

The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. As of December 31, 2017 and 2016, the issued and outstanding options have a weighted-average remaining life of 8.93 and 9.67 years, respectively.

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016**
**(inception) to December 31, 2016**

Warrants

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2017 and 2016, 22,500 and 9,000 warrants had vested, respectively. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $94,377 and $62,920 as of December 31, 2017 and 2016, respectively. Those values were recorded as an adjustment to additional paid-in capital and as marketing expense. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

As of December 31, 2017 and 2016, there was $31,460 and $125,831 of unrecognized share-based compensation expense, respectively. As of December 31, 2017 and 2016, this unrecognized compensation expense was expected to be recognized over a weighted-average period of approximately 4 months and 16 months, respectively.

| Grant date | April 12, 2016 | | June 9, 2017 | | Weighted Average | |
|---|---|---|---|---|---|---|
| Warrants granted | | 27,000 | | 0 | | 27,000 |
| Life (months) | | 24 | | 0 | | 24 |
| Per share value | $ | 6.99 | $ | - | $ | 6.99 |
| Vested in 2016 | | 9,000 | | 0 | | 9,000 |
| 2016 expense | $ | 62,920 | $ | - | $ | 62,920 |
| | | | | | | |
| Warrants granted | | 0 | | 5,000 | | 5,000 |
| Life (months) | | 24 | | 1 | | 20 |
| Per share value | $ | 6.99 | $ | 3.88 | $ | 6.50 |
| Vested in 2017 | | 13,500 | | 5,000 | | 18,500 |
| 2017 expense | $ | 94,379 | $ | 19,400 | $ | 113,779 |

**NOTE 7: RELATED PARTIES**

Prior to the Company's formation, development activities commenced and certain startup expenses were incurred. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. The expenses were funded by a loan from an investor directly to the related party. On March 31, 2016, a new

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016**
**(inception) to December 31, 2016**

convertible note was issued directly with the Company replacing the previous note to the related party and was recorded as a convertible note on the Company's balance sheet, as discussed in Note 4. These transactions have been recorded on the Company's balance sheet and statement of operations for the periods presented.

In May 2016, the Company purchased a vehicle from a related party company for $33,000 with the purchase price financed by the related party, payable in 12 equal monthly installments with an interest rate of 4.0%. As of December 31, 2017 and 2016, the outstanding balance of the loan was $0 and $8,374, respectively. The Company also issued a note payable to this related party company during the period ended December 31, 2016 which has since been repaid.

**NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a non-vesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. This ASU is not expected to have an impact on the Company's financial results.

In November 2016, the FASB issued guidance that requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. The Company adopted the new guidance in fiscal 2017. No restatements are required for any prior period.

**Legion M Entertainment, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**As of December 31, 2017 and 2016, for the year ended December 31, 2017, and period from March 4, 2016**
**(inception) to December 31, 2016**

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

**NOTE 9: SUBSEQUENT EVENTS**

Management's Evaluation

Management has evaluated subsequent events through May 2, 2018, the date the financial statements were available to be issued. Since December 31, 2017, the Company has received cash disbursements of $79,622 from Regulation A and Regulation Crowdfunding escrow holdings for 10,128 shares sold and issued during the year ended December 31, 2017 and 661 shares sold during the year ended December 31, 2017 but not issued until 2018. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Next Step Financing Offering

As of May 2018, Legion M is preparing for new a round of equity crowdfunding under the JOBS Act. We expect that many successive rounds of funding will be needed to achieve the Company's long-term goals.